June 29, 2006

Via Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integral Systems, Inc. Registration Statement on Form S-3 (File No. 333-129820) – Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Integral Systems, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, together with all amendments thereto (File No. 333-129820) (the “Registration Statement”). The Company filed the Registration Statement pursuant to an obligation arising in connection with that certain Asset Purchase Agreement dated October 3, 2005 among the Company, Real Time Logic, Inc. (“RT Logic”), Lumistar, LLC (“Lumistar”) and certain members of Lumistar, whereby substantially all of the assets of Lumistar were acquired by Lumistar, Inc., a wholly-owned subsidiary of RT Logic, a wholly-owned subsidiary of the Company, in exchange for the issuance to Lumistar by the Company of 224,931 shares of Common Stock of the Company (the “Shares”) and other consideration. The Registration Statement covers the resale from time to time of all of the Shares pursuant to Rule 415 of the Securities Act of 1933, as amended. The Company desires to withdraw the Registration Statement given that it has repurchased the Shares from Lumistar pursuant to a Stock Repurchase Agreement dated June 23, 2006 between the Company and Lumistar. The Company hereby confirms that no securities of the Company were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Wallace Christner of Venable LLP, at (202) 344-4988.

Sincerely,

INTEGRAL SYSTEMS, INC.

By:	/s/ Peter J. Gaffney
Peter J. Gaffney
Chief Executive Officer

cc:	Wallace Christner, Esq., Venable LLP